Filed by Towne Services, Inc.
                         Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934 Subject Company:
                         Towne Services, Inc. Commission File No. 000-24695


The following is the text of (1) a press release issued by Towne Services, Inc. on March 16, 2001 regarding its financial results from the fourth quarter of 2000 and (2) the transcript of a conference call with Towne Services held on March 16, 2001 at 9:00 a.m. CST to discuss its fourth quarter 2000 results and the previously announced merger discussions with Private Business, Inc.


FOR IMMEDIATE RELEASE

CONTACT: G. LYNN BOGGS
         CHAIRMAN AND CHIEF EXECUTIVE OFFICER
         (678) 475-5200


                         TOWNE SERVICES, INC. ANNOUNCES
                    FOURTH QUARTER AND YEAR-END 2000 RESULTS

SUWANEE, Ga. (March 16, 2001) -- Towne Services, Inc. (Nasdaq/NM: TWNE) today reported financial and operating results for the fourth quarter and year ended December 31, 2000.

         Showing a 23% improvement in operating performance, the Company reported an operating loss of $8.8 million, or $1.60 per share, for the year ended December 31, 2000, compared with $11.5 million, or $2.35 per share, for the prior year, and an operating loss of $2.2 million for the quarter ended December 31, 2000, compared with $2.6 million for the same period last year. The $2.2 million loss includes loss associated with the discontinued CollectionWorks(TM) line of business.

         Net revenues for the year ended December 31, 2000 totaled $25.3 million, compared with $29.8 million for the year ended December 31, 1999. Adjusted revenues for the fourth quarter ended December 31, 2000 were $5.5 million, compared with $7.1 million for the same period last year.

         All figures for the fourth quarter and year ended December 31, 2000 have been adjusted to reflect the one-for-five reverse split of the Company's common stock, which was effected December 20, 2000. During the fourth quarter of 2000, the Company had one-time charges totaling $6.7 million, or $1.24 per share. These non-recurring charges include costs associated with the disposition of the CollectionWorks(TM) line of business, impairment of the goodwill from the 1999 purchase of Imaging Institute, the write-down of various capitalized software development costs, and other non-cash adjustments.

         "Towne Services made considerable progress in 2000 in enhancing our operating systems, reducing expenses, improving customer retention and creating a more efficient organization," commented Lynn Boggs, chairman of the board and chief executive officer of Towne Services. "As these results reflect, we addressed a number of one-time non-cash issues involving the revaluation of assets during the fourth quarter that had a significant impact on the bottom line, but should allow us to proceed in 2001 unencumbered by certain non-performing assets.

         "In addition to the significant progress we made in materially reducing operating expenses and customer attrition in 2000, we also focused on reducing both our total accounts receivable and, particularly, our aged past-due receivable balances. Accounts receivable decreased from $5.3 million to $2.1 million for the year, a 60% improvement, and aged past-due accounts receivable decreased 93% from $2.2 million to a mere $157,000 at the end of 2000. As a result of these efforts and other organizational and structural changes we have made over the past year, combined with a cash and short-term investments balance in excess of $12.4 million at year-end, we believe we are now well positioned to capitalize on the opportunities in the marketplace.

         "As previously announced on March 13, 2001, the Company has signed a letter of intent to engage in a strategic merger with Private Business, Inc. (Nasdaq:PBIZ). The letter of intent provides that Towne's shareholders would own approximately 36% of the surviving corporation's capital stock following consummation of the merger. Final terms of the proposed transaction will be disclosed upon the signing of a definitive agreement, which is expected by March 31, 2001. The merger is subject to customary closing conditions, including approval by the shareholders of both companies, and is expected to close in the first half of 2001.

         "We are very excited about the many opportunities afforded by our proposed merger with Private Business," added Boggs. "This partnership brings together the two leading providers of e-commerce business and management tools to banks and small businesses. We believe that as a result of the many financial and operating synergies that will be realized with this business combination, as well as the expanded market presence, this proposed merger will allow us to better serve our customers. We believe the financial position of the combined companies will enhance shareholder value."

         Towne Services will hold a conference call to discuss this press release today at 10:00 a.m. Eastern time. Investors will have the opportunity to listen to the conference call over the Internet by going to www.towneservices.com or by going to the following web site - www.streetevents.com - at least fifteen minutes early to register, download, and install any necessary audio software. For those who cannot listen to the live broadcast, a replay will be available at these sites shortly after the call through the end of business on April 16, 2001.

         Towne Services, Inc., based in the metropolitan Atlanta area, is a leading provider of services and products that process sales and payment information and related financing transactions for small and mid-sized retail and commercial businesses and banks in the United States. The Company delivers these services and products on-line by linking its business and bank customers to its processing systems using the Internet and telecommunications lines. Towne's systems also act as a hub, or electronic gateway, through which customers can access a variety of e-commerce business and management tools provided by Towne and its strategic alliances.

         THIS RELEASE CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES, INCLUDING THOSE RELATING TO TOWNE'S OPERATIONS, REVENUE, ECONOMIC PERFORMANCE, BUSINESS PROSPECTS, MANAGEMENT AND FINANCIAL CONDITION. ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS AS A RESULT OF THE FOLLOWING FACTORS, AMONG OTHERS:
WHETHER TOWNE CAN GROW ITS CUSTOMER BASE AS PLANNED; COMPETITIVE MARKET PRESSURES IN THE FINANCIAL TECHNOLOGY SECTOR; THE POSSIBLE NEGATIVE EFFECTS OF LAWSUITS FILED AGAINST TOWNE; WHETHER TOWNE WILL CONTINUE TO SATISFY STOCK MARKET LISTING STANDARDS; MARKET ACCEPTANCE OF NEW PRODUCTS AND SERVICES; AND OTHER FACTORS DISCUSSED UNDER "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS" IN TOWNE'S FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION. IN ADDITION, THERE ARE POTENTIAL RISKS AND UNCERTAINTIES RELATING TO TOWNE'S PROPOSED MERGER WITH PRIVATE BUSINESS, INCLUDING, BUT NOT LIMITED TO, THE RESULTS OF EACH PARTY'S DUE DILIGENCE INVESTIGATION, THE ABILITY OF THE PARTIES TO REACH A MUTUALLY ACCEPTABLE MERGER AGREEMENT, AND OTHER FACTORS. IF AN AGREEMENT IS REACHED, THE PARTIES WILL BE REQUIRED TO FILE DOCUMENTATION WITH THE SEC CONCERNING THE TRANSACTION.

         WE URGE INVESTORS TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. INVESTORS WILL BE ABLE TO OBTAIN THESE DOCUMENTS FREE OF CHARGE AT THE SEC'S WEBSITE, WWW.SEC.GOV. PLEASE READ THE PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER.


                              TOWNE SERVICES, INC.
                      CONSOLIDATED STATEMENT OF OPERATIONS

                                                                   THREE MONTHS ENDED              TWELVE MONTHS ENDED
                                                                       DECEMBER 31,                   DECEMBER 31,
                                                            ------------------------------   --------------------------
                                                                2000              1999           2000              1999
                                                            -------------    -------------   -------------    ---------
                                                                      (UNAUDITED)                      (UNAUDITED)

REVENUES                                                   $    5,476,000   $    7,096,000   $   25,276,000   $  29,774,000

COSTS AND EXPENSES:
     Processing, servicing and support                          2,487,000        2,126,000       7,589,000        7,338,000
     Research and development                                           -                -               -          536,000
     Sales and marketing                                        3,264,000        4,663,000      16,268,000       20,014,000
     Stock compensation expense                                    36,000           36,000          33,000          145,000
     Acquisition expense                                                -                -               -        2,343,000
     General and administrative                                 1,873,000        2,916,000      10,160,000       10,947,000
                                                            -------------    -------------   -------------    -------------
         TOTAL COSTS AND EXPENSES                           $   7,660,000    $   9,741,000   $  34,050,000    $  41,323,000
                                                             ------------     ------------    ------------     ------------

OPERATING LOSS                                              $  (2,184,000)   $  (2,645,000)  $  (8,774,000)   $ (11,549,000)
                                                             ------------     ------------    ------------     ------------
OPERATING LOSS PER SHARE                                    $      (0.40)    $        (0.49) $       (1.60)   $       (2.35)

OTHER (INCOME) EXPENSES:

     Interest expense (income), net                              (182,000)        (276,000)     (1,093,000)        (711,000)
     Other expense (income), net (1)                            6,792,000                -       9,119,000         1,324,000
                                                            -------------    -------------   -------------    --------------
     Total other expenses                                   $   6,610,000    $    (276,000)  $   8,026,000    $     (613,000)
                                                             ------------     ------------    ------------     -------------

NET LOSS BEFORE TAXES AND CUMULATIVE

     EFFECT OF ACCOUNTING CHANGE                            $  (8,795,000)   $  (2,369,000)  $ (16,800,000)   $ (12,162,000)

Cumulative effect of an accounting change                               -        3,183,000               -        3,183,000
Provision for income taxes                                        173,000          576,000         187,000          222,000

NET LOSS                                                    $  (8,967,000)   $  (6,128,000)  $ (16,987,000)   $ (15,567,000)


PREFERRED STOCK DIVIDENDS                                   $      40,000    $       40,000  $     160,000    $      94,000

NET LOSS ATTRIBUTABLE TO

     COMMON SHAREHOLDERS                                    $  (9,007,000)   $  (6,168,000)  $ (17,147,000)   $ (15,661,000)

NET LOSS ATTRIBUTABLE TO COMMON

     SHAREHOLDERS PER COMMON SHARE                          $      (1.66)    $       (1.13)  $       (3.14)   $       (3.19)
                                                            ============     =============   =============    =============

Weighted Average Common Shares Outstanding                      5,439,413        5,439,519       5,467,138         4,906,680
                                                            =============    =============   =============    ==============


(1) Other expenses include costs associated with the disposition of CollectionWorks(TM), impairment of the goodwill from the purchase of Imaging Institute, the write-down of various capitalized software development costs, and other non-cash adjustments.

REFER TO THE COMPANY'S ANNUAL REPORT ON FORM 10-K AND QUARTERLY REPORTS ON FORM 10-Q FOR MORE DETAILED FINANCIAL STATEMENTS AND RELATED NOTES.

                                      -END-

TRANSCRIPT OF TOWNE SEVICES, INC. CONFERENCE CALL HELD ON MARCH 16, 2001 at 9:00 a.m. CST.


 Moderator: Mr. Lynn Boggs                                   03-16-01/9:00 am CT
                                                            Confirmation #54.865


                              TOWNE SERVICES, INC.
                            MODERATOR: MR. LYNN BOGGS
                                 MARCH 16, 2001

                                   9:00 AM CT

Operator:             Good day,  everyone,  and welcome to this Towne Services,
                      Incorporated conference call. Today's call is being recorded.

                      At this time for opening remarks and introductions, I would like to turn he conference over to the Chairman and Chief Executive Officer, Mr. Lynn Boggs. Please go ahead, sir.

Lynn Boggs:           Thank you. Good morning and thank you for joining us
                      today.

                      I would like to welcome you to the Towne Services quarterly conference call. With me on the call today is Henry Baroco, President and Chief Operator Officer of Towne Services, and Randy Vosler, Senior Vice President and Chief Financial Officer.

                      The purpose of this call is to review the company's financial and operating result for the fourth quarter and year ended December 31, 2000. We issued a news release earlier this morning, and each of you should have received a copy of the release and the accompanying financial summary.

                      I will begin the call with some brief comments about the company's operations in the fourth quarter. And then Randy will provide a more detailed account of financial results. We will then be happy to take any questions.

                      Before I get started, I would like to read a transcript that the lawyers provided us to read to you all concerning this call. During the course of this call we'll attempt to update you on our anticipations for 2001 and make several forward-looking statements. Anything we say concerning Towne's projections, expectations and beliefs for our future operations, growth, prospects, strategies, business and financial condition constitutes forward-looking statements.

                      Actual results may differ materially from those expressed or implied by such forward looking statements due to many factors including whether Towne can grow its customer base as planned, competitive market pressures in the financial technology sector, the possible negative effects of lawsuits filed against Towne, market acceptance of new products and services and other factors discussed under management's discussion and analysis of financial condition and results of operations disclosure regarding forward-looking statements in Towne's filings with the SEC.

                      Also, as we previously announced on March 13, 2001, we have entered, through a letter of intent, to merge with Private Business, Inc. Final terms of the proposed merger transaction will be disclosed upon the signing of a definitive agreement which is expected by March 31, 2001.

                      We may make forward-looking statements regulated to this transaction in this call. Anything we say concerning our intent, belief or expectations with respect to the merger with Private Business constitutes forward-looking statements.

                      Actual results may differ materially from those expressed or implied by such forward-looking statements due to many factors including, among other things, risk that the parties swill be unable to reach a mutually acceptable merger agreement or whether regulatory clearances or shareholder approval might not be obtained in a timely manner or at all.

                      Following this conference call we will file a transcript of this meeting with the SEC. If the merger agreement is executed, Towne will also file additional documentation with the SEC discussing these matters.

                      From a strategic perspective, 2000 was a very important year for Towne. And while we did not meet all of management's expectations, we're extremely pleased with the significant progress we have made.

                      From an operating standpoint, we continue to see the benefits of the organizational and structural changes we have implemented since the beginning of last year. As we have mentioned on our previous calls, management's primary focus in 2000 was on restructuring our core operations and creating the infrastructure to position the company for future growth.

                      Although a number of these initiatives took considerable time, we felt that it was necessary to first address these before we could move forward. We have now addressed the critical issues with respect to our core business operations and believe we are positioned to take advantage of opportunities in the marketplace.

                      As our results for the fourth quarter reflect, we addressed a number of financial issues we felt were necessary in order to have a clean start for 2001. As such, we incurred approximately $6.7 million in one-time charges during the fourth quarter that impacted our bottom line.

                      We believe we have made significant progress in many key areas. As a result of internal changes made over the past year, we have significantly reduced our annual operating expenses and improved our sales program. We have significantly improved customer service and have, therefore, seen higher customer retention. These initiatives allow us to manage our business more efficiently and, more importantly, provide us with the ability to grow and service our customer base.

                      As announced earlier this week, we've executed a letter of intent to engage in a strategic merger with Private Business based in Brentwood, Tennessee. Private Business, like Towne, provides technology-driven solutions to help banks manage their accounts receivable financing for small businesses. We are very excited to be entering into this transaction with Private Business and believe this merger is in the best interest of our company and our shareholders.

                      We believe there are a number significant financial and operating synergies that will be immediately realized with the merge of the two leading companies in the electronic transaction processing industry. We continue to believe that Towne Services offers a compelling value with our exclusive electronic gateway that securely links Towne's customers, banks, businesses and consumers, to a network of products and services.

                      While we believe we have a proven product and superior technology, our sales efforts over the past year have not met our expectations. We believe this merger offers the opportunity to leverage the strength of Private Business's sales organization and tap into their nationwide network of community banks and thousands of small businesses across the United States.

                      With our joint customer base of over 1600 banks under contract and over 8000 merchants, we will enjoy an expanded market presence as the leading provider of e-commerce business and management tools to banks and small businesses. We are also excited about the substantial cross-selling opportunities with the combination of our product lines.

                      Additionally, with over $12.4 million in cash and cash equivalents as of December 31, 2000, we bring additional financial strength to help deleverage the balance sheet of the combined companies. More importantly, we believe the substantial economies of the merger will create an efficient and more profitable organization and enhance shareholder value.

                      I would now to turn the call over to Randy Vosler, who is our CFO, who will provide additional comments about financial results and operations for the quarter and the year. Randy?

Randy Vosler:         Thanks, Lynn.

                      As noted in our press release, the company showed significant operating improvement during the quarter. Total operating expenses during the quarter before one-time charges were $7.7 million, a significant improvement compared with operating expenses of $9.7 million for the fourth quarter of 1999.

                      As Lynn mentioned, as a result of our organizational and structural changes, we significantly reduced overall operating expenses last year. Total operating expenses in 2000 were $34 million compared with $41 million in '99.

                      In addition, we also reduced our accounts receivable and past-due balances. Accounts receivable decreased from $5.3 million in 1999 to $2.1 million in 2000, a 60% improvement. And aged past-due accounts receivable decreased 93% from $2.2 million to $157,000 at the end of the year.

                      We believe we have significantly strengthened our balance sheet. And with over $12.4 million in cash or $2.27 a share at the end of the year, we believe we are well-positioned for the next stage of our growth.

                      As we stated in our third quarter conference call, the company reinitiated its sales efforts beginning October 1. I'm happy to report today that from October 1 through December 31 we recorded a 14.2% increase in revenues for Towne Credit and Towne Finance, the company's original core products.

                      A significant amount of the declining in revenue during the fourth quarter is attributable to the discontinuation of the sales efforts of our CollectionWorks line of business. Although this discontinuation had a negative impact on revenues for the fourth quarter, we believe that the decision to dispose of CollectionWorks as of 12/31 will add over $1 million in earnings to the company in fiscal year 2001.

                      All figures for the fourth quarter and year ended December 31, 2000 have been adjusted to reflect the 1 for 5 reverse split of the company's common stock which was affected December 20, 2000.

                      The company is pleased to report that during the fourth quarter we repurchased approximately 357,000 shares of our outstanding stock for about $629,000. Considering the progress we have made, we believe this is a very good use of our corporate funds and reflects our confidence in the company's future.

                      I'll now turn the call back over to Lynn.

Lynn Boggs:           Thanks, Randy.

                      We'll now open the call up for question and answer period.

Operator:             Today's question and answer session will be conducted
                      electronically. If you do wish to ask a question, please press the star key followed by the digit 1 on your touch-tone phone. We will come to you in the order that you signal.

                      We'll pause for a moment to assemble our roster.

                      Our first question will come from Bob (Anderson) with PaineWebber.

Bob (Anderson):       Lynn, good morning.

Lynn Boggs:           Morning, Bob.

Bob (Anderson): Can you expand a little bit on the merger and how it will affect - or how you will affect with your balance sheet your new company and the balance sheets that (unintelligible)?

Lynn Boggs:           Bob, from the standpoint of the merger itself,
                      obviously we're still in the - although we've spend a significant time together doing due diligence between the two parties, the next two weeks we've got accounting, legal work going on to follow-up on that due diligence and some business issues.

                      But as one of the advantages I think you can see right off the top is there's - we ended the year with $12.4 million in cash. We would hope we would go into the merger with a significant amount of cash which we think will - both parties think will help deleverage the balance sheet of the combined companies and reduce the debt that would be outstanding.

                      Other than that, we hope to close the definitive agreement by the 30th of March. And as soon as we do that, we will turn around and have an announcement of a joint conference call to tell you more of the details. And I think we're going to hold off on that until we finalize that definitive agreement on the 30th.

Bob (Anderson):       So you're not able to say anything now or do you not know
                      anything now as far as management also?

Lynn Boggs: We're not prepared today - we're going to spend the next two weeks continuing the due diligence. We actually have a session scheduled the second week from now to talk about all the issues of business side of it, although we've addressed some of the major ones. But I don't think we're prepared until that time to release all that information until we finish the due diligence.

Bob (Anderson):       Thank you.

Operator:             We'll go next to Jim Brown, Brown Investment Group.

Jim Brown:            Hey good morning, Lynn.

Lynn Boggs:           Good morning, Jim. How are you today?

Jim Brown:            I'm fine, hope you are.

                      What does this do for the stock buyback? Can you comment?

Lynn Boggs: Obviously with the stock buyback that we had in place, with a merger of this magnitude being announced to the public market, we would not be out in the marketplace today buying stock. We don't want to obviously be front-running any shareholders that want to buy or sell. So therefore, we will stay out of the market during this period of time.

Jim Brown:            Second point, where will company be domiciled, Atlanta or
                      Nashville?

Lynn Boggs:           That will be part of the due diligence during the next two weeks. And we'll make those announcements when we finish the letter of intent - or excuse me, the definitive agreement.

Jim Brown:            Thank you.

Operator:             As a reminder to our audience, if you do wish to ask a
                      question, that's star, 1 on your touch-tone phone at this time.

                      Gentlemen, it seems we have no questions standing by on our question roster. I'd like to turn things back to you for any additional or closing comments.

Lynn Boggs:           Thank you. You all, we appreciate the calls in this
                      morning. We would like to give you more information about the merger. We're extremely excited from Towne's perspective. And I think I can speak for Private Business, they feel the same way.

                      Private Business is a great company with three people that founded that company. we have the highest regard for them. And we think it makes great partners for us going into the future. And we think from a shareholder standpoint it will be outstanding.

                      In about two weeks, hopefully by the 30th of the month, we will sign a definitive agreement and make an announcement at that point in time as to the additional factors that you all are asking for.

                      We appreciate your support of Towne Services and look forward to pursuing a new strategic direction, our proposed merger with Private Business. We are confident this merger will crate an efficient and more profitable organization and position us for great growth in the future.

                      Thank you very much.

Operator:             Thank you for your participation on today's call. You may
                      now disconnect at this time.


                                       END

TOWNE PLANS TO FILE A FORM 10-K WITH THE SEC ON OR ABOUT MARCH 30, 2001. ADDITIONALLY, IF TOWNE AND PRIVATE BUSINESS ENTER INTO A MERGER AGREEMENT, THE PARTIES PLAN TO FILE A REGISTRATION STATEMENT ON SEC FORM S-4 IN CONNECTION WITH THE PROPOSED TRANSACTION, AND TOWNE AND PRIVATE BUSINESS EXPECT TO MAIL A PROXY STATEMENT/PROSPECTUS TO THEIR SHAREHOLDERS CONTAINING INFORMATION ABOUT THE TRANSACTION. THE FORM 10-K, REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS PROSPECTUS WILL CONTAIN IMPORTANT INFORMATION ABOUT TOWNE, PRIVATE BUSINESS, THE TRANSACTION AND RELATED MATTERS, AN INVESTORS ARE URGED TO READ THESE MATERIALS CAREFULLY WHEN THEY ARE AVAILABLE.

INVESTORS CAN OBTAIN FREE COPIES OF THESE DOCUMENTS THROUGH THE WEB SITE MAINTAINED BY THE U.S. SECURITIES AND EXCHANGE COMMISSION AT HTTP://WWW.SEC.GOV. FREE COPIES OF THE PROXY STATEMENT/ PROSPECTUS AND THESE OTHER DOCUMENTS MAY ALSO BE OBTAINED FROM TOWNE BY DIRECTING A REQUEST THROUGH THE INVESTORS RELATIONS PORTION OF TOWNE'S WEB SITE AT HTTP://WWW.TOWNESERVICES.COM OR BY MAIL TO TOWNE SERVICES, INC., 3950 JOHN'S CREEK COURT, SUITE 100, SUWANEE, GEORGIA 30024 ATTENTION: INVESTOR RELATIONS, TELEPHONE: (678) 475-5200.

Interests of Certain Persons in the Transaction.

The directors and executive officers of Towne and Private Business have interests in the transaction, some of which may differ from, or may be in addition to, those of their respective shareholders generally. The Proxy Statement/Prospectus will describe the interests that Towne's and Private Business' directors and executive officers have in the transaction. Both Towne and Private Business will be, and certain of their directors, executive officers and other members of their respective management and employees may be, soliciting proxies from their shareholders in favor of the transaction. The directors and officers of each party may be deemed to be participants in the other party's solicitation of proxies. The Proxy Statement/Prospectus will provide information concerning the participants.